Seligman Municipal Series Trust                                              -1-



                               SULLIVAN & CROMWELL


                                             January 25, 1999





Seligman  Municipal Series Trust
100 Park Avenue, 8th Floor
New York, New York 10017.


Ladies and Gentlemen:

                  We have acted as counsel to Seligman Municipal Series Trust (the "Trust"), and you have requested our opinion regarding the California personal income tax consequences to holders of certain of the series of shares of beneficial interest in the Trust.

                  The Trust, an unincorporated business trust organized under the laws of Massachusetts pursuant to a Declaration of Trust (the "Declaration"), is an open-end, non-diversified management investment company.
Article VI of the Declaration authorizes the issuance of shares or units of beneficial interest in the Trust. The shares may be divided into series of shares, the proceeds of which may be invested in separate investment portfolios. Each share in a series represents a beneficial interest in the net assets of the series, and each shareholder in a series is entitled to receive such shareholder's pro rata share of distributions of income and capital gains with respect to such series. Upon redemption of a shareholder's shares in a series, the shareholder is paid solely out of the funds and property of such series,

Seligman Municipal Series Trust                                              -2-

and, upon liquidation or termination of a series, a shareholder is entitled only to such shareholder's pro rata share of the net assets of such series.

                  All consideration received by the Trust for the issue or sale of shares in a series, all assets in which such consideration is invested, and all income from such assets, including any proceeds derived from the sale, exchange, or liquidation of such assets, belong to that series, subject only to the rights of creditors of the series. The assets belonging to each series are charged with the liabilities attributable to that series only and with all expenses, costs, charges, and reserves attributable to that series.

                  At present, the Trust offers separate investment series, each with different investment objectives and policies and each composed of different types of assets and having different shareholders. The Quality Series seeks high tax-exempt income consistent with preservation of capital and with consideration given to capital gain by investing in obligations of the state of California and its political subdivisions the interest on which is exempt from Federal and California personal income tax ("California tax-exempt securities") rated within or of quality comparable to the three highest rating categories of Moody's Investors Service ("Moody's") or Standard & Poor's Rating Service ("S&P"). The High-Yield Series seeks the maximum amount of tax-exempt income consistent with preservation of capital and with consideration given to capital gain by investing primarily in California tax-exempt securities which are rated in the medium and lower rating categories of Moody's or S&P or which are unrated (the Quality Series and the High-Yield Series are collectively referred to herein as "Series").

Seligman Municipal Series Trust                                              -3-

                  It is expected that any further series to be established under the Declaration and offered by the Trust will have investment objectives and policies, types of assets, and shareholders that are different from those of the Series and any other series currently established under the Declaration. Section
6.9 of the Declaration provides that if the Trustees divide shares of the Trust into two or more series of classes, then all provisions of the Declaration shall apply equally to each series.

                  The income of each Series will consist primarily of interest on California tax-exempt securities, and the balance will consist in part of interest on certain other securities which is excluded from gross income for Federal and California personal income tax purposes ("Non-California tax-exempt securities").

                  In connection with this opinion we have assumed, with your consent, that each series of the Trust is a separate regulated investment company taxable under Subchapter M of the Internal Revenue Code of 1986, as amended (the "Code") and that dividends paid by each Series will constitute in whole or in part "exempt-interest dividends" within the meaning of Section 852(b)(5) of the Code.

                  On the basis of the foregoing, and our consideration of such matters as we have considered necessary, we advise you that, in our opinion, for California personal income tax purposes:

                  (1) Dividends received by a shareholder who is subject to California personal income tax are generally includible in California gross income. However, dividends received from each Series attributable to interest received by the Series

Seligman Municipal Series Trust                                              -4-

         during its taxable year on California tax-exempt securities and on Non-California tax-exempt securities are excludible from California gross income provided that at the end of each quarter of its taxable year, at least 50 percent of the value of the total assets of the Series consists of such securities. Section 17145 of the California Revenue and Taxation Code. Because each Series will be treated as a separate regulated investment company, the determination under Section 17145 with respect to a Series will be made solely on the basis of the proportion of the value of the total assets of that Series constituting California tax-exempt securities and Non-California tax-exempt securities.

                  (2)  Capital  gain  dividends  of each  Series,  as defined in
         Section 852(b)(3) of the Code, will be taxed as long-term capital gain to a shareholder. Section 17088(a) of the California Revenue and Taxation Code.

                  We hereby consent to the filing of this opinion as an exhibit to the Registration Statement for the Trust. In giving such consent we do not thereby admit that we are in the category of persons whose consent is required under Section 7 of the Securities Act of 1933, as amended.

                                              Very truly yours,

                                              /s/Sullivan & Cromwell
                                              Sullivan & Cromwell